Exhibit (j)(1)

Independent Auditors’ Consent

To the Shareholders and Board of Trustees of
High Yield Bond Trust:

We consent to the incorporation by reference, in the Statement of Additional Information, of our report dated February 12, 2003, on the statement of assets and liabilities of High Yield Bond Trust as of December 31, 2002, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights and our report thereon are included in the Annual Report of the Fund as filed on Form N-30D.

We also consent to the references to our firm under the heading “Financial Highlights” in this Prospectus and “Financial Statements” in the Statement of Additional Information.

/s/ KPMG LLP

New York, New York
April 25, 2003